SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                    Filed pursuant to Section 13 or 15(d) of
                Securities Exchange Act of 1934 and Rule 13a-176
                              or 15-d-17 thereunder

                               XSCRIBE CORPORATION
                 (Exact name of issuer as specified in charter)

                           11065 Sorrento Valley Court
                           San Diego, California 92121
     (Address, including zip code, of issuer's principal executive offices)

                                 (619)625-4400
                (Issuer's telephone number, including area code)


I.       CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding.

1.   Title of security:
2.   Number of shares outstanding before the change:
3.   Number of shares outstanding after the change
4.   Effective date of change:
5. Method of change (specify method, such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):

Give brief description of transaction:

II.      CHANGE IN NAME OF ISSUER

     1.   Name prior to change:   Xscribe Corporation
     2.   Name after change:      Photomatrix, Inc.
     3.   Effective date of charter amendment changing name:   January 27, 1997
     4.   Date of shareholder approval of change, if required: October 21, 1996


Date: January 30, 1997

                                       /s/ Suren G. Dutia
                                       ------------------------------
                                       Suren G. Dutia,
                                       Chief Executive Officer